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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20355

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Van der Moolen Options U.S.A. LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2004 WASH. D.C.

440 South LaSalle Street, Suite 1546
(No. and Street)

Chicago,	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janet R. Bennett 215 405-7125
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, middle name)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 25 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Janet R. Bennett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Van der Moolen Options U.S.A. LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURA C. OLT
COMMONWEALTH OF PENNSYLVANIA
COMMISSIONER OF DEEDS
My Commission Expires January 22, 2008

Signature

Controller
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 2410.17a-5(e)(3).*

Van der Moolen Options U.S.A. LLC

(indirect wholly owned subsidiary of Van der Moolen Holding N.V.)

Statement of Financial Condition
December 31, 2003

SEC MAIL PROCESSING
RECEIVED
MAR 01 2004
WASH. D.C. 181 SECTION

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
Van der Moolen Options U.S.A. LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Van der Moolen Options U.S.A. LLC (the "Company") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

As described in Note 7 to this financial statements, the Company has been provided with a letter from its ultimate parent, Van der Moolen Holding N.V., whereby the Company will receive an aggregate of $10,000,000 should it need such amounts to meet regulatory requirements or obligations to vendors, employees, other securities dealers or other parties, for a period of up to one year through February 25, 2005.

PricewaterhouseCoopers LLP

February 25, 2004

Assets

Cash	$ 88,068
Financial instruments owned, available for pledge (Note 3)	58,755,179
Receivable from clearing brokers (Note 4)	42,744,966
Memberships in exchanges, at cost (market value $286,000)	466,001
Other assets	425,929
Total assets	$ 102,480,143

Liabilities and member's deficit

Financial instruments sold, but not yet purchased, at market value (Note 3)	$ 100,230,790
Accounts payable and accrued expenses	402,559
	100,633,349
Commitments and contingent liabilities (Note 6)	
Subordinated loans (Note 7)	13,400,000
Total member's deficit	(11,553,206)
Total liabilities and member's deficit	$ 102,480,143

The accompanying notes are an integral part of this financial statement.

1. Organization

Van der Moolen Options U.S.A. LLC (the "Company") is a Designated Primary Market Maker and market maker on the Chicago Board of Options Exchange ("CBOE") and is involved in proprietary trading of stocks and options. The Company was also a registered equity option specialist and equity market maker on the Philadelphia Stock Exchange up until December 2003, at which time it ceased such activities and subsequently on January 22, 2004, terminated its membership. The Company, through its wholly owned subsidiary Tague Securities GmbH ("GmbH"), was a market maker in equity and index options in Frankfurt, Germany on the EUREX Exchange until April 22, 2002 at which time operation ceased and the subsidiary was made dormant. On October 17, 2003, GmbH which was dormant and had no operations, was sold for Euro 1 to Van der Moolen GmbH & Co. KG, a wholly owned subsidiary of Van der Moolen Holding N.V. (the "ultimate Parent"). The Company is a Delaware Limited Liability Company and is wholly owned by Mill Bridge V, Inc. ("MB"), which is an indirect wholly-owned subsidiary of the ultimate Parent.

2. Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Financial Instruments

Purchases and sales and the related gains and losses on financial instruments (principally listed options and securities) and related expenses are recorded on a trade date basis.

Receivables and payables for financial instruments transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition as receivable or payable to clearing broker for each respective clearing broker.

Fair value for financial instruments owned and sold, but not yet purchased are based on market prices or broker or dealer quotations. Financial instruments not readily marketable are valued at fair value, as determined by management.

Memberships in Exchanges

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the net realizable value after such impairment in value.

2. Significant Accounting Policies (Continued)

Cash Surrender Value of Life Insurance
Cash surrender value of life insurance consists primarily of contractual rights under split-dollar life insurance agreements on the lives of certain officers and directors. The policies are owned by the trusts of the officers and directors. The Company pays the premiums on the policies. Such amounts are included in other assets on the Statement of Financial Condition. At December 31, 2003 this was $274,894.

Upon death or departure of an insured party, the insured party's trust must repay all loans against the policy for premiums previously paid by the Company. Additionally, policy proceeds in excess of the amount (net premiums paid plus interest) due to the Company under terms of the split-dollar insurance agreements (cash surrender value) will be distributed to the designated beneficiaries of the insured party.

Income Taxes
Income taxes are provided under the provisions of Statement of Financial Accounting Standard No. 109,"Accounting for Income Taxes." As a single member LLC, the Company is treated as a division of its parent for tax purposes. Accordingly, the Company recognizes the current and deferred tax consequences of all transactions recognized in the Financial Statements, calculated based on the provisions of enacted laws, including the tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely then not they will not be realized.

3. Financial Instruments

In the ordinary course of business, the Company trades financial instruments involving off-balance sheet market risk.

The Company clears all of its securities and options transactions through its clearing broker. The Company trades equities and options contracts listed on a US exchange. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker is not required to honor exchange based transactions executed by the Company and where the Company and the counterparty have not agreed to all terms. Once terms between the Company and the counterparty are agreed upon, the clearing broker is notified and clears the transaction. There were no such open, uncleared transactions at December 31, 2003.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

The Company writes put options that may require it to purchase assets from the options holder at a specified date in the future. The Company considers written options that require delivery of the underlying asset to be guarantees as described in FIN 45. The Company reduces its exposure to these contracts by entering into offsetting transactions or by entering into contracts that hedge the market risk. At December 31, 2003, the notional and market value of these options was $108,954,500 and $3,051,170 respectively.

3. Financial Instruments (Continued)

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Derivative Financial Instruments
Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at market value. Market value for exchange-traded derivatives, principally futures and options, is based on quoted market prices. The gains or losses on derivatives used for trading purposes are included in net gain on securities trading.

Premiums and unrealized gains for written and purchased option contracts are recognized gross in the statement of financial condition.

In addition, the Company has sold financial instruments that it does not currently own and will therefore be obligated to purchase such financial instruments at a future date. The Company has recorded these obligations in the financial statements at December 31, 2003, at market value of the financial instruments and will incur a loss if the market value of the financial instruments increases subsequent to December 31, 2003.

The Company uses statistical methodology to assist in managing its exposure to such market risks. As a result, the Company takes positions in such financial instruments that it believes will reduce its total exposure to changes in market conditions.

Financial instruments owned and sold, but not yet purchased
Financial instruments owned and sold, but not yet purchased at December 31, 2003 at market value, consisted of the following:

	Owned	Sold, But Not Yet Purchased
Common stocks	$ 21,511,569	$ 78,527,878
Listed equity options	37,133,610	21,702,912
	$ 58,645,179	$ 100,230,790

3. Financial Instruments (Continued)

Not readily marketable financial instruments

Not readily marketable financial instruments consist of the Company's investment in two private companies. These investments are valued at cost, which management has determined approximates fair value. At December 31, 2003, these securities at estimated fair values consist of the following:

Shares/Units	Company		Value
1,000	Healthworks Alliance, Inc.	$	100,000
10	First Options of Chicago, Inc. Series A Preferred		10,000
50,000	Adaptiv Learning Systems LP		-
		$	110,000

The Company's investment in Adaptiv Learning Systems LP was written down to zero as the Company does not believe it will recover its investment.

4. Receivable from Clearing Brokers

The receivable from clearing brokers at December 31, 2003 is held in a margin account with First Options of Chicago, Inc. and with its parent, who is also a clearing broker. This balance represents the net proceeds of financial instruments sold, but not yet purchased and financial instruments owned. Such amount is subject to margin and other requirements and may not be available for general use, except to close out open short positions.

5. Concentrations of Credit Risk and Financing Activities

At December 31, 2003, substantially all of the Company's financial instruments owned, financial instruments sold, not yet purchased and receivable from clearing broker are amounts held by its clearing broker or such clearing broker's parent, which is also a clearing broker. At December 31, 2003, a credit concentration with the clearing broker and its parent consisted of approximately $1,159,355, representing the net market value of the Company's trading accounts. The Company monitors the credit worthiness of the clearing brokers to mitigate the Company's exposure to credit risk. The Company's securities and financial instruments may be pledged by the clearing broker to depositories and other financial institutions for the purpose of financing the Company's trading activities.

6. Commitments and Contingent Liabilities

As of December 31, 2003, the Company has no obligations under operating leases with initial non-cancelable terms in excess of one year.

7. Related Party Transactions

The Company has subordinated loans as of December 31, 2003 due to Van der Moolen International B.V. Inc. (a wholly owned subsidiary of the ultimate Parent) as follows:

Maturity:		Value
February 15, 2005	$	4,500,000
April 5, 2005		1,500,000
May 6, 2005		1,000,000
July 15, 2005		3,000,000
September 12, 2005		1,000,000
March 31, 2006		400,000
May 31, 2006		2,000,000
	$	13,400,000

The loans bear 8% interest paid quarterly. Such subordinated loans cannot be repaid if such loans are required for compliance with regulatory capital requirements and any such payments are subject to approval from the CBOE.

The subordinated loans have been approved by the CBOE as includable capital for the Company's 15c3-1 net capital calculation.

At December 31, 2003, the Company purchased the common stock, assumed the securities sold, not yet purchased and listed equity options from an affiliate at market value. These positions are included in financial instruments owned and financial instruments sold, but not yet purchased at December 31, 2003 as follows:

		Owned		Sold, But Not Yet Purchased
Common stocks	$	18,118,549	$	25,960,616
Listed equity options		17,122,788		12,403,115
	$	35,241,337	$	38,363,731

The Company has evaluated its ability to meet future operating expenses, cash needs and anticipated regulatory capital requirements to ensure its business operations can continue without interruption. Based on this evaluation, Van der Moolen Holding N.V. has undertaken to provide additional funding as may from time to time be required in the form of cash capital contributions or subordinated debt up to a maximum of $10,000,000 through February 25, 2005. Such amount is considered to be sufficient by management of the Company to meet both regulatory and/ or business requirements of the Company for such period. Subsequent to year-end, this $10,000,000 commitment has been reduced by cash capital contributions of $600,000 and $1,000,000 on January 6, 2004 and January 23, 2004 respectively.

8. Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes. Under an informal tax sharing arrangement MB does not allocate to the Company its share of income tax expense/benefit based on the Company's proportionate contribution to Van der Moolen U.S.A. Inc.'s net income or loss. As a result, any tax benefits for the year ended December 31, 2003 are fully provided for through a 100% valuation allowance.

The results of the Company's operations are included in the U.S. federal income tax return of MB. The results of the Company's operations are also subject to state taxation in various jurisdictions.

The benefit for income tax which results in a deferred tax asset and the related valuation allowance are as follows:

Net operating loss for the year ended December 31, 2003	$	2,655,221
Temporary differences for the year ended December 31, 2003		97,475
Deferred tax asset as of December 31, 2002		3,503,409
Total deferred tax asset		6,256,105
Less – valuation allowance		(6,256,105)
Net deferred tax asset on Statement of Financial Condition	$	-

9. Net Capital Requirements

The Company clears its U.S. securities transactions through First Options of Chicago, Inc. ("FOC"). FOC is responsible for the securities haircuts on all specialist and market maker positions. In connection with the purchase of common stock, assumption of securities sold, not yet purchased and listed equity options from an affiliate (Note 7), the affiliate's clearing broker, which is the parent of FOC, was responsible for the securities haircuts on such positions.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and the Rules of the CBOE. This requires the maintenance of minimum net capital by requiring the ratio of aggregate indebtedness to net capital, as defined, to not exceed 15 to 1. As of December 31, 2003, the Company had net capital of $1,180,621 which was $1,080,621 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.24 to 1.

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the Rule as it does not hold customer funds or safekeep customer securities.

10. 401(K) Profit Sharing Plan

The Company sponsors a qualified 401(k) Profit Sharing Plan. All employees are eligible to participate in the Company's 401(k) plan as long as they meet certain age and length-of-service requirements.

11. Post Retirement Benefits

In connection with MB's acquisition of the Company, and MB's acquisition of TSC's interest in the Company, certain post-retirement benefits are due to a former owner of the Company. The Company is obligated to make future payments of $25,500 to continue such benefits through March 31, 2005.